SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F    |X|     Form 40-F
     ---------------          ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

       Yes   No   |X|
      ---------------  ----------------

Exhibit 1.1	Director/PDMR Shareholding dated 13 September 2016
Exhibit 1.2	Director/PDMR Shareholding dated 19 September 2016
Exhibit 1.3	Director/PDMR Shareholding dated 20 September 2016
Exhibit 1.4	Director/PDMR Shareholding dated 21 September 2016
Exhibit 1.5	Director/PDMR Shareholding dated 23 September 2016
Exhibit 1.6	Total Voting Rights dated 30 September 2016

Exhibit 1.1

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3215	73
d)	Aggregated information - Volume - Price - Total	73 £4.3215 £315.47
e)	Date of the transaction	12 September 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3215	73
d)	Aggregated information - Volume - Price - Total	73 £4.3215 £315.47
e)	Date of the transaction	12 September 2016
f)	Place of the transaction	Outside a trading venue

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.4950	347
d)	Aggregated information - Volume - Price - Total	347 $5.4950 $1,906.77
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ian Davis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$5.495	452
d)	Aggregated information - Volume - Price - Total	452 $5.495 $2,483.74
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

Exhibit 1.4

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.204	149
d)	Aggregated information - Volume - Price - Total	149 £4.204 £626.40
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.198394	8,198
d)	Aggregated information - Volume - Price - Total	8,198 £4.198394 £34,418.43
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.204	41
d)	Aggregated information - Volume - Price - Total	41 £4.204 £172.36
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.198394	7,947
d)	Aggregated information - Volume - Price - Total	7,947 £4.198394 £33,364.64
e)	Date of the transaction	16 September 2016
f)	Place of the transaction	Outside a trading venue

Exhibit 1.5

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through the exercise of an option pursuant to the ShareSave UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.68	4,191
d)	Aggregated information - Volume - Price - Total	4,191 £3.68 £15,422.88
e)	Date of the transaction	22 September 2016
f)	Place of the transaction	Outside a trading venue

Exhibit 1.6

BP p.l.c.
Total voting rights and share capital

As at 30 September 2016, the issued share capital of BP p.l.c. comprised 18,916,923,440 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,610,657,199. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.
The total number of voting rights in BP p.l.c. is 18,922,005,940. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 October 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary